

May 18, 2010

Mr. Scott Beaudette
President and Chief Executive Officer
Sunpeaks Ventures, Inc.
#106, 505 19 Ave SW
Calgary, Alberta, T2S 0E4

> **Re: Sunpeaks Ventures, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 5, 2010**
> **File No. 333-161985**

Dear Mr. Beaudette:

   We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We note your response to our prior comment 1, but that the updated cash balance now reported is not consistent with the cash balance on the balance sheet as of March 31, 2010. Specifically, the cash balance of $5,991 disclosed in the risk factor on page 9 does not agree with cash balance of $3,666 as discussed in Management Discussion and Analysis on page 21 and the cash on the balance sheet. Please revise or explain the discrepancy.

2.   Please provide an agent for service that is located within the United States.

Prospectus Summary, page 6

3.   We note your response to our prior comment 4 and reissue it and prior related comments. In addition to your current disclosure that the convertible note is convertible by you upon the filing of any Registration Statement on Form S-1 including this registration statement, please revise the risk factor disclosure to discuss the implication of the conversion on current and future shareholders of the

company, including the dilutive effect on current and future shareholders if the company elects to convert the notes. In addition, indicate if the company has any definitive plan to convert the note upon effectiveness of the registration statement, and, if so, please provide disclosure of this throughout the registration statement, including risk factor disclosure.

Risk Factors, page 8

4. We reissue prior comment 6. Please remove the reference to your reserves and production levels or address your current reserves and production throughout the registration statement.

Use of Proceeds, page 14

5. Given that your interest in the properties is a passive one, please explain further the development activities in which the company will engage with the use of proceeds.

Initial Opportunity, page 19

6. We note your response to our prior comment 5. Please include disclosure regarding your relationship with the majority lease holder, including any agreements, written or otherwise, on what activities the majority lease holder is committed to perform on the property. Further, include risk factor and other disclosure throughout the filing regarding the risks associated with your passive interest in the property and your lack of control over what exploration and production activities are conducted on the property.

7. In addition, we note that you refer to yourself and the majority lease holder collectively as "we." Please explain.

8. We note your statement that the Nancy Hubbard well is in production right now and that there are plans to attempt to increase its current production output. Please indicate the latest date on which you have evidence of production. In the alternative, remove all references to production.

9. We note the intent to explore the Krouch well. We also note your statement that "we will frac [the Walker well] at some point in the future." Please indicate how you or the majority leaseholder anticipate exploring and fracing the wells, especially given your limited resources. Provide disclosure regarding the estimated costs of exploring and fracing the wells and how you intend to raise sufficient funds to conduct such activities. Further, given your very limited interest in the property, please state how you intend to be profitable given the amount that will be spent in exploration and fracing.

<u>Exhibits, page II-3</u>

10.   We note that your reference to Exhibit 5.1 limits the exhibit to the consent of counsel, but it appears that the exhibit represents the opinion of counsel regarding the legality of the shares being registered. Please explain or revise your exhibit table to accurately reflect what is contained in each exhibit.

<u>Signatures</u>

11.   We reissue prior comment 12. To quote the instructions to Form S-1, the registration statement must be signed by:
   - the registrant,
   - its principal executive officer or officers,
   - its principal financial officer,
   - its controller or principal accounting officer and
   - by at least a majority of the board of directors or persons performing similar functions.

Please also provide the signature of the principal financial officer and explicitly state that the officer is the "principal financial officer" of the company.

<u>Closing Comments</u>

       Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: Luis Carrillo
       (619) 330-1888